[redacted]

SECI 15026348 ON

Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 67857

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Fennebresque & Co., LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

550 South Caldwell Street, Suite 755
(No. and Street)

Charlotte, NC 28202
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Lore Hunsicker, 704.295.8900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Vance Flouhouse & Garges, PLLC
(Name – *if individual, state last, first, middle name*)

7725 Ballantyne Commons Parkway, Suite 103, Charlotte, NC 28277
(Address) (City) (State) (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAY 20 2015
DIVISION OF TRADING & MARKETS

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD 5/20/15

OATH OR AFFIRMATION

I, John C. Fennebresque, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Fennebresque & Co., LLC, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Director
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LORE HUNSICKER
NOTARY PUBLIC
MECKLENBURG COUNTY, NC

My commission expires January 22, 2017.

FENNEBRESQUE & CO., LLC

(a wholly-owned subsidiary of Fennebresque & Co. Holdings, LLC)

STATEMENT OF FINANCIAL CONDITION

FOR THE YEAR ENDED DECEMBER 31, 2014

TABLE OF CONTENTS

VANCE FLOUHOUSE & GARGES, PLLC
Certified Public Accountants and Consultants

Report of Independent Registered Public Accounting Firm

To the Member of
Fennebresque & Co, LLC:

We have audited the accompanying statement of financial condition of Fennebresque & Co, LLC (the Company) (a NC corporation) as of December 31, 2014 that is filed pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934, and the related notes to the financial statement. Fennebresque & Co, LLC's management is responsible for this financial statement. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Fennebresque & Co, LLC as of December 31, 2014 in accordance with accounting principles generally accepted in the United States of America.

Vance Flouhouse & Garges PLLC

Charlotte, North Carolina
February 20, 2015

FENNEBRESQUE AND CO., LLC
(a wholly-owned subsidiary of Fennebresque and Co. Holdings, LLC)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS

Cash	$	163,483
Accounts receivable		80,067
Prepaid expenses		3,558
Other assets		110,068
Furniture, equipment, and leasehold improvements, at cost, less accumulated depreciation and amortization of $16,505		10,784
Total assets	$	**367,960**

LIABILITIES AND MEMBER'S EQUITY

Liabilities, accrued expenses	$	10,569
Member's equity		357,391
Total liabilities and member's equity	$	**367,960**

The accompanying notes are an integral part of this financial statement.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ACTIVITIES

Business Activity and Regulation

Fennebresque & Co., LLC ("the Company") began operations on January 3, 2008 and is a Delaware limited liability company that provides investment banking advisory services to private equity groups and middle market companies, with a general focus on companies with at least $10 million of revenue and $3 million of earnings before interest, taxes, depreciation and amortization ("EBITDA"). The Company is a licensed broker-dealer with the Financial Industry Regulatory Authority ("FINRA") and is a wholly-owned subsidiary of Fennebresque & Co. Holdings, LLC, ("Holding Company") whose only assets are its ownership interests in the Company.

The Company is registered with FINRA as a limited broker dealer participating in mergers and acquisitions, private placements of securities and other investment banking services. The Company operates pursuant to the (k)(2)(i) exemptive provision of the Securities and Exchange Commission ("SEC") Rule 15c3-3 and will not hold clients' funds or securities, nor directly offer any securities products to related customers. The Company is registered according to the $5,000 net capital provisions of SEC Rule 15c3-1 because of its limited nature. The Company will only conduct institutional business and will not have a retail client base.

Cash

The Company considers all short-term non-equity investments with an original maturity of three months or less to be cash equivalents. The Company maintains cash deposits with financial institutions that are federally insured.

Recognition of Revenue

Retainer fees are recognized in earnings when received as the fee is nonrefundable and typically earned within thirty days of receipt of payment when the majority of the services related to the retainer fee have been performed by the Company.

Accounts Receivable

The Company carries its accounts receivable at cost less an allowance for doubtful accounts. Accounts receivable from customers include out-of-pocket expenses that are incurred by and reimbursable to the Company. The allowance for doubtful accounts is based on the Company's prior experience of collections and existing economic conditions. At December 31, 2014, management has deemed that no allowance is considered necessary.

Equipment

Equipment is carried at cost. Depreciation is computed using the straight-line method over the assets' estimated useful lives from 5 to 10 years. Depreciation expense for the year 2014 was $5,010.

Advertising

All advertising is expensed as incurred. The advertising expense was $58,480 in 2014.

Income Taxes

As a limited liability company, the Company's taxable income or loss is allocated to the member in accordance with the operating agreement and is reflected in the member's income taxes; accordingly, the accompanying financial statements do not reflect a provision or liability for federal and state income taxes. The Company has determined that it does not have any material unrecognized tax benefits or obligations as of December 31, 2014. Fiscal years ending on or after December 31, 2011 remain subject to examination by federal and state tax authorities.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures. Actual results could differ from those estimates.

NOTE 2 - NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1.

As of December 31, 2014, the Company had net capital of $152,914, which was $147,914 in excess of its required net capital of $5,000.

NOTE 3 - COMMITMENTS AND CONTINGENT LIABILITIES

The Company has an obligation under an operating lease for its primary office space. The lease began 10.1.12 and ends 2.29.16. Rent expense was approximately $42,452 in 2014. Future obligations under this lease are as follows:

2015	$39,807
2016	$ 7,435
	$47,242

The Company has an obligation under an operating lease for its printer. The lease began 3.20.12 and ends 3.20.17. Printer expense was approximately $18,244 in 2014. Future obligations under this lease are as follows:

2015	$17,238
2016	$17,238
2017	$ 4,310
	$38,786

NOTE 5 –CONCENTRATIONS

During 2014, the Company earned approximately 51% of total revenue from one client. At December 31, 2014, this client accounted for 64% of the Company's net accounts receivable.

NOTE 6 - SUBSEQUENT EVENTS

The Company evaluated the effect subsequent events would have on the financial statements through February 20, 2015, which is the date the financial statements were available to be issued.

NOTE 7 - INVESTMENT

The Company accepted preferred stock in szl.it, a private company, valued at $107,000, in lieu of cash for professional services rendered. This was based on the value of the shares issued to an investor for cash at the same time. The investment is included in other assets and carried at cost.

NOTE 8 – RELATED PARTIES

The equity in Fennebresque & Co. is held by Fennebresque & Co. Holding Company. There were no transactions between the two entities in 2014.